Filed pursuant to 424(b)(3)
Registration #333-103799

SUPPLEMENT NO. 54
DATED FEBRUARY 28, 2005
TO THE PROSPECTUS DATED SEPTEMBER 15, 2003
OF INLAND WESTERN RETAIL REAL ESTATE TRUST, INC.

We are providing this Supplement No. 54 to you in order to supplement our prospectus. This supplement updates information in the "Real Property Investments" and "Plan of Distribution" sections of our prospectus. This Supplement No. 54 supplements, modifies or supersedes certain information contained in our prospectus, Supplement No. 53 dated February 18, 2005, Supplement No. 52 dated February 16, 2005, Supplement No. 51 dated February 8, 2005, Supplement No. 50 dated February 1, 2005, Supplement No. 49 dated January 25, 2005, Supplement No. 48 dated January 11, 2005, Supplement No. 47 dated January 4, 2005, Supplement No. 46 dated December 29, 2004, Supplement No. 45 dated December 21, 2004, and Supplement No. 44 dated December 16, 2004, (Supplement No. 44 superseded certain information contained in our prospectus and prior supplements dated between October 23, 2003 and December 16, 2004), and must be read in conjunction with our prospectus.

Real Property Investments

The discussion under this section, which starts on page 98 of our prospectus, is modified and supplemented by the following information regarding properties we have acquired or intend to acquire.

Trenton Crossing, McAllen, Texas

On February 18, 2005, we purchased 215,220 of gross leasable square feet of a 249,635 of square foot shopping center known as Trenton Crossing. The center is located at 10th Street and Trenton Road in McAllen, Texas.

We purchased this portion of the property from an unaffiliated third party. Our acquisition cost for the portion we purchased was approximately $29,212,000. This amount may increase by additional costs which have not yet been finally determined. We expect any additional costs to be insignificant. Our acquisition cost for the portion we purchased was approximately $136 per square foot of leasable space.

We purchased this portion of the property with our own funds. However, we expect to place financing on the property at a later date.

We do not intend to make significant repairs and improvements to the portion we purchased over the next few years. However, if we were to make any repairs or improvements, the tenants would be obligated to pay a substantial portion of any monies spent pursuant to the provisions of their respective leases.

Four tenants, Hobby Lobby, Ross Dress For Less, Marshalls and Bealls, each lease more than 10% of the total gross leasable area of the portion of the property we purchased. The leases with these tenants require the tenants to pay base annual rent on a monthly basis as follows:
			Base Rent
	Approximate		Per Square
	GLA Leased	% of Total	Foot Per	Lease	Term
Lessee	(Sq. Ft.)	GLA	Annum ($)	Beginning	To
Hobby Lobby	55,000	26	6.50	09/03	09/18

Ross Dress For Less	30,187	14	9.00	01/04	01/14

Marshalls	30,000	14	8.75	11/03	11/13

Bealls	25,000	12	8.50	11/03	01/19

For federal income tax purposes, the depreciable basis in the portion of the property we purchased will be approximately $21,909,000. When we calculate depreciation expense for tax purposes, we will use the straight-line method. We depreciate buildings and improvements based upon estimated useful lives of 40 and 20 years, respectively.

Trenton Crossing was built in 2003. As of February 1, 2005, the portion of the property we purchased was 99% occupied, with a total 214,060 square feet leased to 19 tenants. The following table sets forth certain information with respect to those leases:
	Approximate GLA Leased		Current Annual	Base Rent Per Square Foot
Lessee	(Sq. Ft.)	Lease Ends	Rent ($)	Per Annum ($)
Rack Room Shoes	6,000	11/08	90,000	15.00
Cingular Wireless	2,500	12/08	56,256	22.50
Dollar Tree	14,960	01/09	134,640	9.00
Check N Go	1,500	04/09	31,500	21.00
T Nails	1,192	04/09	23,844	20.00
H&R Block	1,538	04/09	30,756	20.00
Game Stop	1,500	04/09	31,500	21.00
Subway	1,500	05/09	30,000	20.00
Dress Barn	8,000	06/09	120,000	15.00
Mattress Firm	4,800	06/09	100,800	21.00
Illusions	2,991	08/09	53,844	18.00
Wells Fargo Bank	2,500	10/09	50,004	20.00
De Pan Bakery	4,042	10/09	80,844	20.00
GNC	1,500	11/09	27,000	18.00
Marshalls	30,000	11/13	262,500	8.75
Ross Dress For Less	30,187	01/14	271,680	9.00
PETsMART	19,350	01/15	232,200	12.00
Hobby Lobby	55,000	09/18	357,504	6.50
Bealls	25,000	01/19	212,496	8.50

In general, each tenant will pay its proportionate share of real estate taxes, insurance and common area maintenance costs, although the leases with some tenants may provide that the tenant's liability for such expenses is limited in some way, usually so that their liability for such expenses does not exceed a specified amount.

Potential Property Acquisitions

We are currently considering acquiring the properties listed below. Our decision to acquire these properties will generally depend upon:

  no material adverse change occurring relating to the properties, the tenants or in the local economic conditions;
  our receipts of sufficient net proceeds from this offering and financing proceeds to make these acquisition; and
  our receipt of satisfactory due diligence information including appraisals, environmental reports and lease information.

Other properties may be identified in the future that we may acquire before or instead of these properties. We cannot guarantee that we will complete these acquisitions.

In evaluating these properties as potential acquisitions and determining the appropriate amount of consideration to be paid for each property, we have considered a variety of factors including, overall valuation of net rental income, location, demographics, quality of tenant, length of lease, price per square foot, occupancy and the fact that overall rental rate at the shopping center is comparable to market rates. We believe that these properties are well located, have acceptable roadway access, are well maintained and have been professionally managed. These properties will be subject to competition from similar shopping centers within their market area, and their economic performance could be affected by changes in local economic conditions. We did not consider any other factors materially relevant to our decision to acquire these properties.

CarMax, San Antonio, Texas

We anticipate purchasing an existing freestanding retail center known as CarMax, containing 60,772 of gross leasable square feet. The center is located at 3611 Fountain Head Drive in San Antonio, Texas.

We anticipate purchasing this property from an unaffiliated third party. Our total acquisition cost is expected to be approximately $14,600,000. This amount may increase by additional costs which have not yet been finally determined. We expect any additional costs to be insignificant. Our acquisition cost is expected to be approximately $240 per square foot of leasable space.

We intend to purchase this property with our own funds. However, we expect to place financing on the property at a later date.

We do not intend to make significant repairs and improvements to this property over the next few years. However, if we were to make any repairs or improvements, the tenant would be obligated to pay a substantial portion of any monies spent pursuant to the provisions of their lease.

One tenant, CarMax, will lease 100% of the total gross leasable area of the property. The lease with this tenant requires the tenant to pay base annual rent on a monthly basis as follows:
Base Rent
	Approximate		Per Square	Estimated
	GLA Leased	% of Total	Foot Per	Lease	Term
Lessee	(Sq. Ft.)	GLA	Annum ($)	Beginning	To

CarMax	60,772	100	17.50	11/98	10/20

For federal income tax purposes, the depreciable basis in this property will be approximately $10,950,000. When we calculate depreciation expense for tax purposes, we will use the straight-line method. We depreciate buildings and improvements based upon estimated useful lives of 40 and 20 years, respectively.

Plan of Distribution

The following new subsection is inserted at the end of this section on page 148 of our prospectus.

Update

The following table updates shares sold in our offerings as of February 24, 2005:
		Gross	Commission and fees	Net
	Shares	proceeds ($)	($) (1)	proceeds ($)
From our advisor	20,000	200,000	-	200,000

Our offering dated September 15, 2003:	249,913,124	2,499,046,750	261,900,551	2,237,146,199

Our second offering dated December 21, 2004	4,356,384	43,563,841	4,455,516	39,108,325

Shares sold pursuant to our distribution reinvestment program	4,404,876	41,846,320	-	41,846,320

Shares repurchased pursuant to our share repurchase program	(152,203)	(1,407,877)	-	(1,407,877)

	258,542,181	2,583,249,034	266,356,067	2,316,892,967

(1) Inland Securities Corporation serves as dealer manager of this offering and is entitled to receive selling commissions and certain other fees, as discussed further in our prospectus.